Kusama update: limited shares on her most desirable style

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Masterworks <support@masterworks.com>
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HiSam,

We wanted to send you a quick reminder about our latest Kusama painting, since it's at 99% progress.

As a reminder, Kusama has been the #1 selling female artist at auction for four years straight, and the series we're currently offering, Infinity Nets, are her most desirable historically. Sotheby's called them Kusama's "largest and most acclaimed body of work" in 2020, and they account for her #1 and #3 top prices.

Our latest Infinity Net is a unique purple-colored example of this style. We've never offered this colorway before, and similar brightly-colored Infinity Nets have most recently sold for $2.1 million ('23), $2.9 million ('23), and $1.1 million ('22). You can buy into ours at an offering size of $1.2 million now, while shares remain.

View the offering here, or check out the offering circular below.

99% PROGRESS

Thanks,

The Masterworks Team

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MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Previous exits featuring artwork by Yayoi Kusama (Masterworks 012; Masterworks 038) not included in set of similar sales of live Offering (Masterworks 465) which comprise paintings by Yayoi Kusama with the following criteria: Infinity Nets created since 1990 that measure between 30 inches by 30 inches and 55 inches by 55 inches, excluding nets with atypical style, as well as gold, silver, white and black nets.

Masterworks has offered investments in over 450 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year (not inclusive of unsold works which may be lower).

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.